Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2018 of Village Farms International, Inc. of our report dated March 13, 2019, relating to the consolidated financial statements which appears in Exhibit 99.1 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-230298) of Village Farms International, Inc. of our report referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 20, 2019